EXHIBIT 99.1

BANCOLOMBIA COMPLETES ACQUISITION OF HSBC BANK (PANAMA) S.A.

Medellin, October 28, 2013

Today, Bancolombia completed the acquisition of 100% of common shares, and 90.1% of preferred shares of HSBC Bank (Panama) S.A.

After having obtained the required regulatory approvals, and satisfied certain other conditions for completion of this transaction, Bancolombia acquired a controlling interest in the Panamanian entity, which, from the date hereof, shall operate under the name Banistmo.

Bancolombia S.A. paid a consideration amount of USD 2,233,815,968 to HSBC Latin America Holdings (UK) Limited, a subsidiary of HSBC Holdings plc. The consideration amount includes customary adjustments in accordance with the share purchase agreement.

The transaction included Banistmo’s Panamanian subsidiaries, which are involved in the securities, trust services, leasing, and banking services businesses, as well as an insurance company, and certain other companies.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837